pE
12-31-01

02031649

FIRST LITCHFIELD FINANCIAL CORPORATION

AND ITS SUBSIDIARY

THE FIRST NATIONAL BANK OF LITCHFIELD



ANNUAL REPORT **2001**



CONTENTS

1
Letter from the President

3
Company Profile

4
Selected Consolidated
Financial Data

5
Management Discussion
& Analysis

12
Forward Looking
Statements

13
Independent
Auditor's Report

14
Consolidated Financial
Statements

39
Shareholder Information

40
Officers, Directors and
Advisory Committees

Dear Fellow Shareholders,

I am pleased to report that 2001 included many achievements for your company:

- Record earnings were achieved
- Trust and Investment Services Department attained record revenues
- Deposit levels grew by 10% in 2001
- Asset quality remained strong
- Loan delinquencies were low
- Customer satisfaction and service were at high standards
- Waterbury Foundation presented us the "Traurig" award for philanthropy.

Consolidated earnings for the year ended December 31, 2001 totaled $1,895,000, up 5% or $92,000 from earnings of $1,803,000 for the year ended December 31, 2000. Diluted earnings per share were $1.12 for 2001, which is an increase from 2000 diluted earnings per share of $1.06. Basic earnings per share were $1.14 compared to $1.08 for the previous year. The earnings growth is attributed to the growth in noninterest income as well as to expense control and tax savings.

Total deposits as of December 31, 2001 were $238,574,000, which have increased 10% or $21,295,000 from year-end 2000 total deposits of $217,279,000. This is the second straight year our deposits have grown by 10% or more. Reasons for this growth can be attributed to consolidation in the industry and the confidence of customers in our institution. More importantly, I believe this growth is due to our relentless emphasis on customer service. I am proud of the Bank's reputation for delivering quality customer service and attractive products to our customers.

Although total loans declined, 2001 was a year of achievement for the Loan Department. Our delinquency levels remained at low levels despite a slowing economy, which I attribute to effective loan underwriting. The decline in loans was due to planned runoff in the dealer loan portfolio, however much of this decline was offset by growth in residential and commercial mortgages. During 2001, we originated nearly 300 new residential and commercial mortgages. I believe this was the result of prompt decisions made by knowledgeable lenders. As our commercial mortgage advertising emphasizes, "we're easy to work with," flexible and responsive to our customers' needs.

The Trust and Investment Services Department continues to flourish. Trust income increased 13% to $913,000 in 2001. This was due to an increased number of accounts and competitive fees. This department provides traditional trust, estate administrative services and professional investment management services to individuals, businesses and nonprofit organizations. Our Trust and Investment Management people work to guide investments through all market cycles. These uncertain times call for even closer, more personal, face-to-face relationships.

The investments in infrastructure which we made in recent years enabled the Bank to improve profits through controlling the growth of expenses during 2001 and network management between branches and departments allows the efficient use of resources.

The employees and officers of your company deserve recognition for their extraordinary effort this year. I am extremely proud of, and often amazed at, their dedication and devotion to the Bank and its customers.

Sincerely,

Jerome J. Whalen
President and Chief Executive Officer

First Litchfield Financial Corporation, a Delaware corporation (the "Company"), is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. The Company was formed in 1988 and has one banking subsidiary, The First National Bank of Litchfield (the "Bank"), a national banking association organized under the laws of the United States. The Bank and its predecessors have been in existence since 1814. The principal executive office of the Company is located at 13 North Street, Litchfield, CT 06759, and the telephone number is (860) 567-8752. The Common Stock of the Company is registered with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. The Company owns all of the outstanding shares of the Bank. The Bank has two subsidiaries, Lincoln Corporation and Litchfield Mortgage Service Corporation, which are Connecticut corporations. The purpose of Lincoln Corporation is to hold property such as real estate, personal property, securities, or other assets, acquired by the Bank through foreclosure or otherwise to compromise a doubtful claim or collect a debt previously contracted. The purpose of Litchfield Mortgage Service Corporation is to operate as a passive investment company in accordance with Connecticut law.

The Bank engages in a wide range of commercial and personal banking activities, including accepting demand deposits (including Money Market Accounts), accepting savings and time deposit accounts, making secured and unsecured loans to corporations, individuals, and others, issuing letters of credit, originating mortgage loans, and providing personal and corporate trust services. The business of the Bank is not significantly affected by seasonal factors.

The Bank's lending services include commercial, real estate, and consumer installment loans. Revenues from the Bank's lending activities constitute the largest component of the Bank's operating revenues. The loan portfolio constitutes the major earning asset of the Bank and offers the best alternative for maximizing interest spread above the cost of funds. The Bank's loan personnel have the authority to extend credit under guidelines established and approved by the Board of Directors. Any aggregate credit, which exceeds the authority of the loan officer, is forwarded to the loan committee for approval. The loan committee is composed of various experienced loan officers and Bank directors. All aggregate credits that exceed the loan committee's lending authority are presented to the full Board of Directors for ultimate approval or denial. The loan committee not only acts as an approval body to ensure consistent application of the Bank's loan policy, but also provides valuable insight through communication and pooling of knowledge, judgment, and experience of its members.

The Bank's primary lending area generally includes towns located in Litchfield County, which it serves through full service banking offices in Litchfield, Marble Dale, Washington Depot, Goshen, Roxbury and Torrington, CT.

The Bank's trust department provides a wide range of personal and corporate trust and trust-related services, including serving as executor of estates, as trustee under testamentary and intervivos trusts and various pension and other employee benefit plans, as guardian of the estates of minors and incompetents, and as escrow agent under various agreements.

The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and the notes thereto and the other information contained in this Form 10-KSB. The selected balance sheet and income statement data as of and for the years ended December 31, 2001 and 2000, are derived from, and are qualified by reference to, the audited consolidated financial statements of the Company appearing elsewhere in this Form 10-KSB. The balance sheet and income statement data as of and for the years ended December 31, 1999, 1998, and 1997, are derived from audited consolidated financial statements of the Company not included herein.

As of or for the Year Ended December 31,

INCOME STATEMENT DATA	2001	2000	1999	1998	1997
Interest Income	$ 17,134,418	$ 18,679,707	$ 16,057,243	$ 14,884,143	$ 13,921,944
Interest Expense	8,342,466	9,659,057	7,332,539	7,114,181	6,719,113
Net Interest Income	8,791,952	9,020,650	8,724,704	7,769,962	7,202,831
Other Income	2,242,073	1,874,700	1,389,362	1,409,302	1,338,035
Noninterest Expense	8,193,263	8,092,630	7,428,330	6,550,248	5,875,583
Income Before Income Taxes	2,600,762	2,622,720	2,565,736	2,509,016	2,565,283
Income Taxes	705,520	820,077	810,311	972,717	1,009,249
Net Income	1,895,242	1,802,643	1,755,425	1,536,299	1,556,034
BALANCE SHEET DATA					
Total Loans	185,733,980	190,966,246	183,606,128	152,438,033	141,846,741
Allowance for Loan Losses	957,731	971,891	1,014,522	1,013,949	970,840
Total Investment Securities	62,169,012	49,348,551	46,889,333	48,315,612	47,997,248
Total Assets	270,475,563	264,827,542	255,973,790	215,337,558	202,115,632
Total Deposits	238,573,826	217,279,356	197,232,782	194,941,472	183,673,260
Total Borrowings	12,000,000	28,973,986	42,560,227	5,270,268	4,245,000
Total Liabilities	252,200,381	247,807,784	241,047,581	201,026,182	188,648,066
Shareholders' Equity	18,275,182	17,019,758	14,926,209	14,311,376	13,467,566
SELECTED RATIOS AND PER SHARE DATA					
Return on Average Assets	.73%	.69%	.75%	.74%	.81%
Return on Average Equity	10.62%	11.40%	11.92%	11.25%	12.21%
Basic Net Income Per Share (1)	$ 1.14	$ 1.08	$ 1.07	$ .94	$ .95
Diluted Net Income Per Share (1)	1.12	1.06	1.02	.89	.92
Price Per Share	13.78	11.76	17.75	18.50	14.40
Book Value per Share	10.94	10.70	10.05	9.70	9.11
Dividends Declared:					
Cash	$ .40	$ .40	$ .40	$ .40	$ .38
Stock	5.00%	5.00%	5.00%	155.00%	5.00%
Cash Dividend Yield	2.90%	3.40%	2.25%	2.16%	2.64%

(1) All per share data has been adjusted to give retroactive effect to all stock dividends and splits.


TOTAL ASSETS
(IN MILLIONS)
$270
$265
$256
$215
$202
'01 '00 '99 '98 '97


SHAREHOLDERS' EQUITY
(IN MILLIONS)
$18.3
$17.0
$14.9
$14.3
$13.5
'01 '00 '99 '98 '97


TOTAL DEPOSITS
(IN MILLIONS)
$239
$217
$197
$195
$184
'01 '00 '99 '98 '97

The following is Management's discussion of financial condition and results of operations of the Company on a consolidated basis for the two years ended December 31, 2001 and 2000. The consolidated financial statements of the Company include the accounts of the Company and its wholly-owned subsidiary, The First National Bank of Litchfield (the "Bank") and the Bank's wholly owned subsidiaries, Lincoln Corporation and Litchfield Mortgage Service Corporation. This discussion should be read in conjunction with the consolidated financial statements and the related notes of the Company presented elsewhere herein.

FINANCIAL CONDITION

Total assets as of December 31, 2001 were $270,475,563, an increase of $5,648,021 or 2.1% from year-end 2000 total assets of $264,827,542.

The growth in assets was due primarily to increases in the securities portfolio which increased to $62,169,012 as of December 31, 2001. This 26.0% growth was a result of management objective of maximizing earning assets while experiencing low growth and runoff in the loan portfolio. The increase in investments was in tax-exempt state and municipal securities and in mortgage-backed securities. During 2001, some available for sale securities were sold in order to reposition the portfolio for future earnings. Also, US Treasuries and agency bonds were called or matured which resulted in the 70.0% decrease in those securities from year-end 2000.

The loan portfolio as of December 31, 2001 totaled $185,733,655. The portfolio decreased by 3.0% or $5,693,933 from December 31, 2000. The primary cause of the decline was in the installment loan portfolio as a result of the decision to suspend lending related to indirect dealer financing of vehicles and boats. Installment loans decreased by $9,883,338 or 30.6% from the previous year-end. Real estate loans, including residential, commercial and construction mortgages, totaled $155,822,681 as of December 31, 2001. This represents an increase of $5,743,975 or 3.8% from the balance at December 31, 2000. This growth is in spite of the intense competition among banks and non-banks during the year for refinancing by homeowners.

Cash and cash equivalents totaled $8,103,221 as of December 31, 2001 decreasing by $2,794,664 or 25.6% compared to the balance of $10,897,885 as of December 31, 2000. The decrease was the result of lower needs for cash and liquid funds while maximizing the Company's investment in earning assets.

Net premises and equipment totaled $2,615,155 as of year-end 2001 which was a decrease of 7.3% from the year-end 2000 balance. This decrease was the net result of depreciation and amortization of bank premises and equipment totaling $340,759 compared to additions of bank premises and equipment totaling $137,644.

During 2001, the Company purchased additional bank-owned life insurance policies of $2,000,000. Such policies, through increases of the cash surrender value associated with them, are expected to provide the Company with tax deferred appreciation and are used in conjunction with the long-term incentive compensation plan and other benefit plans for employees.

Total liabilities were $252,200,381 as of December 31, 2001, an increase of $4,392,597 or 1.8% from the December 31, 2000 balance of $247,807,784.

Deposits as of December 31, 2001 were $238,573,826, an increase of $21,294,470 or 9.8% over the year-end 2000 balance. For the second successive year, growth was experienced in all deposit products. Since 1999, deposits have increased by $41,341,044 or 21.0%. During 2001, noninterest bearing demand deposits increased by 5.3% or $1,954,336. Savings deposits increased to $42,304,004, an increase of $1,476,621 or 3.6% from December 31, 2000. Money market deposits increased during the year, from $44,568,031 to $53,544,413, which is an increase of 20.1%. Time certificates of deposit, both those over $100,000 and under $100,000, totaled $104,004,866, an increase of $8,887,131 or 9.3%. Management believes that the deposit growth during 2001 can be attributed to consumer uncertainty regarding the economy and the stock market, as well as competitive interest rates offered on our deposits and consolidation within the local banking environment.

Federal Home Loan Bank advances totaled $12,000,000 as of December 31, 2001. The aforementioned deposit growth reduced the need for funding via these advances. The result was a decrease in Federal Home Loan Bank advances of $16,000,000 or 57.1% from the December 31, 2000 balance of $28,000,000.

RESULTS OF OPERATIONS

Net interest income is the single largest source of the Company's net income. Net interest income is determined by several factors and is defined as the difference between interest and dividend income from earning assets, primarily loans and investment securities, and interest expense due on deposits and borrowed money. Although there are certain factors which can be controlled by management policies and actions, certain other factors, such as the general level of credit demand, FRB monetary policy and changes in tax law that are beyond the control of management.

Net income for the year ended December 31, 2001, was $1,895,242, which was an increase of $92,599 or 5.1% compared to 2000 net income of $1,802,643. Diluted net income per share amounted to $1.12 increasing from $1.06 per share in 2000. Basic net income per share was $1.14 which is an increase of $.06 from 2000. The improved earnings are primarily due to the increase in noninterest income which resulted from the growth in trust fees, deposit service charges and gains from the sale of available for sale securities. Also contributing to the growth in net income were tax savings related to tax-exempt income from investments in state and municipal securities as well as income from increases in the cash surrender value of bank-owned life insurance.

NET INTEREST INCOME

Net interest income for the year ended December 31, 2001 totaled $8,791,952, a decrease of $228,698 or 2.5% from the 2000 total of $9,020,650. The decline in net interest income is attributable to the net effect of declining interest rates and the decrease in average earning assets and interest bearing liabilities. Average earning assets, which represent the Company's balance in loans and investment securities, decreased $3,882,000, from $245,866,000 in 2000 to $241,984,000 in 2001. As shown below, the net interest margin increased to 3.70% compared to the 3.69% margin for the year of 2000. The slight improvement in the net interest margin is due to lower interest costs for deposits and borrowed money due to the mix of the funding shifting to deposits from borrowed money.

	2001	2000
Interest and dividend income	$ 17,134,418	$ 18,679,707
Tax-equivalent adjustment	156,428	60,896
Interest expense	(8,342,466)	(9,659,057)
Net interest income	$ 8,948,380	$ 9,081,546

The following table presents the Company's average balance sheets (computed on a daily basis), net interest income, and interest rates for the years ended December 31, 2001 and 2000. Average loans outstanding include nonaccruing loans. Interest income is presented on a tax-equivalent basis which reflects a federal tax rate of 34% for all periods presented.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

	2001			2000		
	Average Balance	Interest Earned/ Paid	Yield/ Rate	Average Balance	Interest Earned/ Paid	Yield/ Rate
ASSETS						
Interest Earning Assets:						
Loans receivable	$ 186,519,000	$13,947,432	7.48%	$190,817,000	$ 15,190,292	7.96%
Securities	49,001,000	3,078,466	6.28	55,014,000	3,547,251	6.45
Federal funds sold	6,464,000	264,948	4.10	35,000	3,060	8.74
Total interest earning assets	241,984,000	17,290,846	7.15	245,866,000	18,740,603	7.62
Allowance for loan losses	(927,000)			(999,000)		
Cash & due from banks	7,952,000			6,698,000		
Bank premises and equipment	2,717,000			2,940,000		
Net unrealized gain (loss) on securities	410,000			(944,000)		
Foreclosed real estate	301,000			170,000		
Other assets	7,930,000			7,431,000		
Total Average Assets	$ 260,367,000			$ 261,162,000		

	2001			2000		
	Average Balance	Interest Earned/ Paid	Yield/ Rate	Average Balance	Interest Earned/ Paid	Yield/ Rate
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest Bearing Liabilities:						
Savings deposits	$ 39,290,000	554,166	1.41%	$ 36,797,000	523,527	1.42%
Money market deposits	46,348,000	1,467,407	3.17	44,260,000	1,618,648	3.66
Time deposits	107,965,000	5,857,953	5.43	86,944,000	4,869,600	5.60
Borrowed funds	9,018,000	462,940	5.13	40,550,000	2,647,282	6.53
Total interest bearing liabilities	202,621,000	8,342,466	4.12	208,551,000	9,659,057	4.63
Demand deposits	38,946,000			35,849,000		
Other liabilities	954,000			947,000		
Shareholders' Equity	17,846,000			15,815,000		
Total Liabilities and Equity	$ 260,367,000			$261,162,000		
Net Interest Income		$ 8,948,380			$ 9,081,546	
Net interest spread			3.03%			2.99%
Net interest margin			3.70%			3.69%

RATE/VOLUME ANALYSIS

The following table, which is presented on a tax-equivalent basis, reflects the changes for the year ended December 31, 2001 when compared to the year ended December 31, 2000 in net interest income arising from changes in interest rates and from asset and liability volume mix. The change in interest attributable to both rate and volume has been allocated to the changes in the rate and the volume on a pro rata basis.

	2001 Compared to 2000 Increase (Decrease) Due to		
	Volume	Rate	Total
Interest earned on:			
Loans	$ (336,529)	$ (906,331)	$ (1,242,860)
Investment Securities	(379,656)	(89,129)	(468,785)
Other Interest Income	264,375	(2,487)	261,888
Total interest earning assets	(451,810)	(997,947)	(1,449,757)
Interest paid on:			
Deposits	1,045,709	(177,958)	867,751
Borrowed money	(1,713,508)	(470,834)	(2,184,342)
Total interest bearing liabilities	(667,799)	(648,792)	(1,316,591)
Increase in net interest income	$ 215,989	$ (349,155)	$ (133,166)

Of the $133,166 decrease in the net interest income, a net decrease of $349,155 resulted from decreases in interest rates earned or paid during 2001 and a net increase of $215,989 is attributed to changes in the mix of average interest bearing liabilities. Although average earning assets decreased during the year, the growth of deposits and resulting decline in borrowed money volumes decreased funding costs for the year.

NONINTEREST INCOME

Noninterest income for 2001 totaled $2,242,073 increasing $367,373, or 20.0% from 2000 noninterest income of $1,874,700. Income from banking service charges and fees increased by $92,501. This increase is the result of changes in the fee schedules for deposit and related products. Most of these fee schedules were changed during 2000 and the increase in the income is due to a full year's effect of the change. Fees from trust services increased by $102,645 or 12.7% resulting from higher levels of assets under management as well as competitive fees. During the year, certain available for sale securities were sold with an overall strategy to realign the investment portfolio to maintain future yields. This action resulted in a gain on the sale of securities totaling $148,090.

NONINTEREST EXPENSE

Noninterest expense totaled $8,193,263 increasing $100,633 or 1.2% from 2000 noninterest expense of $8,092,630. Salary and benefits costs increased due to normal annual salary and benefits adjustments. Cost savings enacted during the year kept most other noninterest expenses close to, or below, the 2000 levels.

NON-ACCRUAL, PAST DUE AND RESTRUCTURED LOANS AND OTHER REAL ESTATE OWNED

The Bank's non-accrual loans, other real estate owned and loans past due in excess of ninety days and accruing interest at December 31, 1997 through 2001 are presented below.

	December 31,				
	2001	2000	1999	1998	1997
Non-accrual loans	$ 895,180	$ 781,170	$ 1,076,417	$ 1,168,159	$ 1,325,896
Other real estate owned	300,000	300,000	—	—	60,000
Total non-performing assets	$ 1,195,180	$ 1,081,170	$ 1,076,417	$ 1,168,159	$ 1,385,896
Loans past due in excess of ninety days and accruing interest	$ 3,136	$ —	$ 33,441	$ 14,239	$ 454

The accrual of interest income is generally discontinued when a loan becomes 90 days past due as to principal or interest, or when, in the judgment of management, collectibility of the loan or loan interest become uncertain. When accrual of interest is discontinued, any unpaid interest previously accrued is reversed from income. Subsequent recognition of income occurs only to the extent payments are received subject to management's assessment of the collectibility of the remaining principal and interest. The accrual of interest on loans past due 90 days or more, including impaired loans, may be continued when the value of the loan's collateral is believed to be sufficient to discharge all principal and accrued interest income due on the loan and the loan is in the process of collection. A non-accrual loan is restored to accrual status when it is no longer delinquent and collectibility of interest and principal is no longer in doubt. A loan is classified as a restructured loan when certain concessions have been made to the original contractual terms, such as reduction of interest rates or deferral of interest or principal payments, due to the borrower's financial condition. OREO is comprised of properties acquired through foreclosure proceedings and acceptance of a deed in lieu of foreclosure. These properties are carried at the lower of cost or fair value less estimated costs of disposal. At the time these properties are obtained, they are recorded at fair value through a direct charge against the allowance for loan losses, which establishes a new cost basis. Any subsequent declines in value are charged to income with a corresponding adjustment to the allowance for foreclosed real estate. Revenue and expense from the operation of foreclosed real estate and changes in the valuation allowance are included in operations. Costs relating to the development and improvement of the property are capitalized, subject to the limit of fair value of the collateral. Upon disposition, gains and losses, to the extent they exceed the corresponding valuation allowance, are reflected in the statement of income.

Restructured loans on non-accrual status are included in the table above. As of December 31, 2001, there were no restructured loans considered performing.

Had the non-accrual loans performed in accordance with their original terms, gross interest income for the year ended December 31, 2001 would have increased by approximately $71,000 compared to approximately $73,000 for the twelve months ended December 31, 2000.

The Bank utilizes a loan review and rating process which classifies loans according to the Bank's uniform classification system in order to identify potential problem loans at an early stage, alleviate weaknesses in the Bank's lending policies, oversee the individual loan rating system and ensure compliance with the Bank's underwriting, documentation, compliance and administrative policies. Loans included in this process are considered by management as being in need of special attention because of some deficiency related to the credit or documentation, but which are still considered collectable and performing. Such attention is intended to act as preventative measures and thereby avoid more serious problems in the future.

The Bank considers all non-accrual loans, other loans past due 90 days or more and restructured loans to be impaired. A loan is considered impaired when it is probable that the creditor will be unable to collect amounts due, both principal and interest, according to the contractual terms of the loan agreement. When a loan is impaired, impairment is measured using (1) the present value of expected future cash flows of the impaired loan discounted at the loan's original effective interest rate, (2) the observable market price of the impaired loan or (3) the fair value of the collateral of a collateral-dependent loan. When a loan has been deemed to have an impairment, a valuation allowance is established for the amount of impairment.

NON-ACCRUAL, PAST DUE AND RESTRUCTURED LOANS AND OTHER REAL ESTATE OWNED (Continued)

The Bank makes provisions for loan losses on a quarterly basis as determined by a continuing assessment of the adequacy of the allowance for loan losses. The Bank performs an ongoing review of loans in accordance with an individual loan rating system to determine the required allowance for loan losses at any given date. The review of loans is performed to estimate potential exposure to losses. Management's judgment in determining the adequacy of the allowance is inherently subjective and is based on an evaluation of the known and inherent risk characteristics and size of the loan portfolios, the assessment of current economic and real estate market conditions, estimates of the current value of underlying collateral, past loan loss experience, review of regulatory authority examination reports and evaluations of impaired loans, and other relevant factors. Loans, including impaired loans, are charged against the allowance for loan losses when management believes that the uncollectibility of principal is confirmed. Any subsequent recoveries are credited to the allowance for loan losses when received. In connection with the determination of the allowance for loan losses and the valuation of foreclosed real estate, Management obtains independent appraisals for significant properties, when considered necessary.

The following table summarizes the Bank's OREO, past due and non-accrual loans, and non-performing assets as of December 31, 2001, 2000 and 1999.

	December 31,		
	2001	2000	1999
Non-accrual loans	**$ 895,180**	$ 781,170	$ 1,076,417
Other real estate owned	**300,000**	300,000	—
Total non-performing assets	**$ 1,195,180**	$ 1,081,170	$ 1,076,417
Loans past due in excess of ninety days and accruing interest	**$ 3,136**	$ —	$ 33,441
Ratio of non-performing assets to total loans and OREO	**.64%**	.57%	.59%
Ratio of non-performing assets and loans past due in excess of ninety days accruing interest to total loans and OREO	**.64%**	.57%	.60%
Ratio of allowance for loan losses to total loans	**.52%**	.51%	.55%
Ratio of allowance for loan losses to non-performing assets and loans in excess of ninety days past due and accruing interest	**79.92%**	89.89%	91.41%
Ratio of non-performing assets and loans in excess of ninety days past due and accruing interest to total shareholders' equity	**6.56%**	6.35%	7.44%

Total non-performing assets increased by $114,010, or 10.5% to $1,195,180 at December 31, 2001 from $1,081,170, at December 31, 2000. The increase in non-performing assets is due to more past due loans in the installment loan portfolio. At December 31, 2001, loans past due in excess of ninety days and accruing interest totaled $3,136. There were no loans past due in excess of ninety days and accruing interest as of December 31, 2000.

Total non-performing assets represented .6% of total loans and other real estate owned as of the years ended December 31, 2001, 2000 and 1999. The allowance for loan losses remained at the December 31, 2000 level of .5% of total loans. The allowance for loan losses provided coverage for 107.0% of non-accrual loans at December 31, 2001, as compared to 124.4% at December 31, 2000. Although the coverage ratio declined, the underlying collateral values of the past due loans support the lower coverage ratio.

POTENTIAL PROBLEM LOANS

As of December 31, 2001, there were no potential problem loans not disclosed above which cause Management to have serious doubts as to the ability of such borrowers to comply with their present loan repayment terms.

ALLOWANCE FOR LOAN LOSSES

The following table summarizes the activity in the allowance for loan losses for the years ended December 31, 1997 through 2001. The allowance is maintained at a level consistent with identified loss potential and the perceived risk in the portfolio.

(Dollar Amounts in Thousands)
December 31,

	2001	2000	1999	1998	1997
Balance, at beginning of period	$ 972	$ 1,014	$ 1,014	$ 971	$ 998
Loans charged-off:					
Commercial and financial	—	—	—	7	5
Real estate	—	24	40	68	121
Installment loans to individuals	314	275	86	22	30
	314	299	126	97	156
Recoveries on loans charged-off:					
Commercial and financial	—	3	—	2	1
Real estate	—	—	—	—	21
Installment loans to individuals	60	74	6	18	7
	60	77	6	20	29
Net loans charged-off	254	222	120	77	127
Provisions charged to operations	240	180	120	120	100
Balance, at end of period	$ 958	$ 972	$ 1,014	$ 1,014	$ 971
Ratio of net charge-offs during the period to average loans outstanding during the period	.14%	.12%	.07%	.05%	.09%
Ratio of allowance for loan losses to total loans	.52%	.51%	.55%	.67%	.68%

During 2001, net charge-offs totaled $254,000 which is an increase of $32,000 from 2000 net charge-offs of $222,000. The increase in net charge-offs was due to losses in the installment loan portfolio. As experienced in 2000, these losses are directly related to the consumer loans acquired through the indirect dealer financing of primarily automobiles, boats and motorcycles. In view of the credit risks associated with this portfolio, the Bank has substantially eliminated future originations of loans through indirect dealer financing. The Bank has also enhanced its collection resources in order to mitigate future losses.

The following table reflects the allowance for loan losses as of December 31, 2001, 2000, 1999, 1998 and 1997.

Analysis of Allowance for Loan Losses
(Amounts in thousands)
December 31,

Loans by Type	2001		2000		1999		1998		1997	
	Allocation of Allowance for Loan Losses	Percentage of Loans in Each Category to Total Loans	Allocation of Allowance for Loan Losses	Percentage of Loans in Each Category to Total Loans	Allocation of Allowance for Loan Losses	Percentage of Loans in Each Category to Total Loans	Allocation of Allowance for Loan Losses	Percentage of Loans in Each Category to Total Loans	Allocation of Allowance for Loan Losses	Percentage of Loans in Each Category to Total Loans
Commercial & Financial	$ 21	3.85%	$ 25	4.26%	$ 8	4.39%	$ 8	3.15%	$ 10	4.00%
Real Estate										
Construction	16	2.88	22	2.84	—	3.86	—	3.75	—	1.57
Residential	289	66.59	273	62.43	266	62.85	—	74.04	—	74.37
Commercial	120	14.42	99	13.32	211	10.79	137	10.86	151	12.21
Installment	250	12.06	338	16.90	505	18.04	—	8.14	—	7.80
Other	—	0.20	—	0.25	24	0.07	—	0.06	—	0.05
Unallocated	262	—	215	—	—	—	869	—	810	—
Total	$ 958	100.00%	$ 972	100.00%	$ 1,014	100.00%	$ 1,014	100.00%	$ 971	100.00%

The unallocated portion of the allowance reflects Management's estimate of probable but undetected losses inherent in the portfolio. Such estimates are influenced by uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition, difficulty in identifying triggering events that correlate perfectly to subsequent loss rates, and risk factors that have not yet manifested themselves in loss allocation factors.

LIQUIDITY

Management's objective is to ensure continuous ability to meet cash needs as they arise. Such needs may occur from time to time as a result of fluctuations in loan demand and the level of total deposits. Accordingly, the Bank has a liquidity policy that provides flexibility to meet cash needs. The liquidity objective is achieved through the maintenance of readily marketable investment securities as well as a balanced flow of asset maturities and prudent pricing on loan and deposit products. Management believes that the liquidity is adequate to meet the Company's future needs.

The Bank is a member of the Federal Home Loan Bank System which provides credit to its member banks. This enhances the liquidity position of the Bank by providing a source of available overnight as well as short-term borrowings. Additionally, federal funds and the sale of mortgage loans in the secondary market are available to fund short term cash needs.

SHORT-TERM BORROWINGS

The following information relates to the Bank's short-term borrowings for the years ended December 31:

	2001	2000	1999
Balance at December 31,	**$ 5,000,000**	$ 28,000,000	$ 36,730,000
Maximum Month-End Borrowings	**17,899,000**	48,081,000	36,730,000
Average Balance	**7,663,000**	38,302,000	19,200,000
Average Rate	**5.47%**	6.57%	5.55%

CAPITAL

At December 31, 2001, total shareholders' equity was $18,275,182 compared to $17,019,758 at December 31, 2000. From a regulatory perspective, the Company's and the Bank's capital ratios place each entity in the well-capitalized categories under applicable regulations. The various capital ratios of the Company and the Bank are as follows as of December 31, 2001:

	Minimum Regulatory Capital Level	The Company	The Bank
Tier 1 leverage capital ratio	4%	6.85%	6.85%
Tier 1 risk-based capital ratio	4%	10.86%	10.62%
Total risk-based capital ratio	8%	11.43%	11.18%

INCOME TAXES

The income tax expense for 2001 totaled $705,520 in comparison to $820,077 in 2000. The decline in income tax expense is due to the Company's investments in state and municipal securities as well as in bank-owned life insurance. Income from these assets is not subject to Federal income taxes. Also, both the 2001 and 2000 provisions for income taxes included the tax benefit related to income associated with Litchfield Mortgage Service Corporation ("LMSC"). The income from LMSC is considered passive investment income under recent Connecticut legislation under which LMSC was formed and is operating, and not subject to state taxes which resulted in no state tax expense for both years.

IMPACT OF INFLATION AND CHANGING PRICES

The Consolidated Financial Statements and related notes thereto presented elsewhere herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative value of money over time due to inflation. Unlike many industrial companies, most of the assets and virtually all of the liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the general level of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as inflation.

This Annual Report and future filings made by the Company with the Securities and Exchange Commission, as well as other filings, reports and press releases made or issued by the Company and the Bank, and oral statements made by executive officers of the Company and Bank, may include forward-looking statements relating to such matters as (a) assumptions concerning future economic and business conditions and their effect on the economy in general and on the markets in which the Company and the Bank do business, and (b) expectations for increased revenues and earnings for the Company and Bank through growth resulting from acquisitions, attraction of new deposit and loan customers and the introduction of new products and services. Such forward-looking statements are based on assumptions rather than historical or current facts and, therefore, are inherently uncertain and subject to risk. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

The Company notes that a variety of factors could cause the actual results or experience to differ materially from the anticipated results or other expectations described or implied by such forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company's and Bank's business include the following: (a) the risk of adverse changes in business conditions in the banking industry generally and in the specific markets in which the Bank operates; (b) changes in the legislative and regulatory environment that negatively impact the Company and Bank through increased operating expenses; (c) increased competition from other financial and non-financial institutions; (d) the impact of technological advances; and (e) other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM International

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
First Litchfield Financial Corporation and Subsidiary
Litchfield, Connecticut

We have audited the accompanying consolidated balance sheets of First Litchfield Financial Corporation and Subsidiary (the "Corporation") as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Litchfield Financial Corporation and Subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New Haven, Connecticut
March 1, 2002

ASSETS		As of December 31, 2001	2000
Cash and due from banks (Note B)	Cash and Cash Equivalents	$ 8,103,221	$ 10,897,885
Securities (Note C):			
Available for sale securities:			
U.S. Treasuries and other securities (amortized cost $8,178,265-2001 and $27,464,048-2000)		8,239,940	27,489,496
Mortgage-backed securities (amortized cost $40,228,014-2001 and $20,888,334-2000)		40,135,605	20,876,332
State and municipal securities (amortized cost $11,371,180-2001)		11,404,232	—
Corporate and other bonds (amortized cost $2,059,986-2001)		2,080,871	—
Held to maturity securities:			
Mortgage-backed securities (market value $319,172-2001) and $988,944-2000)		308,364	982,723
	Total Securities	62,169,012	49,348,551
Federal Home Loan Bank stock, at cost (Note H)		2,389,800	2,389,800
Federal Reserve Bank stock, at cost		81,850	81,850
Loans Receivable (Notes D and E):			
Real estate—residential mortgage		123,684,472	119,214,444
Real estate—commercial mortgage		26,790,550	25,437,159
Real estate—construction		5,347,659	5,427,103
Commercial		7,152,723	8,136,115
Installment		22,391,726	32,275,064
Other		366,850	476,361
	Total Loans	185,733,980	190,966,246
Net deferred loan origination costs		957,406	1,433,233
Allowance for loan losses		(957,731)	(971,891)
	Net Loans	185,733,655	191,427,588
Premises and equipment, net (Note F)		2,615,155	2,823,307
Foreclosed real estate		300,000	300,000
Deferred income taxes (Note J)		61,274	—
Accrued interest receivable		1,309,246	1,815,364
Cash surrender value of insurance (Note K)		5,947,666	3,691,668
Other assets (Note K)		1,764,684	2,051,529
	Total Assets	$ 270,475,563	$ 264,827,542

LIABILITIES		As of December 31, 2001	2000
Deposits (Note I):			
Noninterest bearing:			
Demand		$ 38,720,543	$ 36,766,207
Interest bearing:			
Savings		42,304,004	40,827,383
Money market		53,544,413	44,568,031
Time certificates of deposit in denominations of $100,000 or more		27,854,468	21,150,580
Other time certificates of deposit		76,150,398	73,967,155
	Total Deposits	238,573,826	217,279,356
Federal Home Loan Bank advances (Note H)		12,000,000	28,000,000
Collateralized borrowings		—	973,986
Deferred income taxes (Note J)		—	137,436
Accrued expenses and other liabilities		1,626,555	1,417,006
	Total Liabilities	252,200,381	247,807,784
Commitments and contingencies (Notes G, H, K, M and O)		—	—
SHAREHOLDERS' EQUITY (NOTES L, M, N, and Q)			
Preferred stock $.00001 par value; 1,000,000 shares authorized, no shares outstanding			
Common stock $.01 par value			
Authorized—5,000,000 shares			
Issued—1,760,624 shares, outstanding—1,669,759 shares—2001 and			
Issued—1,677,004 shares, outstanding—1,590,465 shares—2000		17,606	16,770
Capital surplus		13,000,271	11,980,943
Retained earnings		5,943,052	5,714,897
Less:			
Treasury stock at cost—90,865 shares—2001, 86,539 shares—2000		(701,061)	(701,061)
Accumulated other comprehensive income – net unrealized gain on available for sale securities (net of taxes) (Note S)		15,314	8,209
	Total Shareholders' Equity	18,275,182	17,019,758
	Total Liabilities & Shareholders' Equity	$ 270,475,563	$ 264,827,542

See Notes to Consolidated Financial Statements.

	Years Ended December 31, 2001	2000
INTEREST AND DIVIDEND INCOME		
Interest and fees on loans	$ 13,922,404	$ 15,129,396
Interest and dividends:		
Mortgage-backed securities	1,481,135	1,582,186
U.S. Treasury and other securities	1,119,553	1,965,065
State and municipal securities	288,970	—
Corporate bonds and other securities	57,408	—
Federal funds sold and other interest income	264,948	3,060
Total Interest and Dividend Income	17,134,418	18,679,707
INTEREST EXPENSE		
Interest on deposits:		
Savings	554,166	523,527
Money market	1,467,407	1,618,648
Time certificates of deposit in denominations of $100,000 or more	1,299,414	869,663
Other time certificates of deposit	4,558,539	3,999,937
Total Interest on Deposits	7,879,526	7,011,755
Interest on Federal Home Loan Bank advances	462,940	2,584,855
Interest on collateralized borrowings	—	62,427
Total Interest Expense	8,342,466	9,659,057
Net Interest Income	8,791,952	9,020,650
Provision For Loan Losses (Note E)	240,000	180,000
Net Interest Income After Provision For Loan Losses	8,551,952	8,840,650
NONINTEREST INCOME		
Banking service charges and fees	746,802	654,301
Trust	912,706	810,061
Gains on sales of available for sale securities (Note C)	148,090	—
Other	434,475	410,338
Total Noninterest Income	2,242,073	1,874,700
NONINTEREST EXPENSES		
Salaries	3,418,164	3,283,915
Employee benefits (Note K)	928,262	887,088
Net occupancy	483,445	451,712
Equipment	410,633	475,161
Legal fees	152,197	193,779
Director fees	159,276	170,472
Computer services	774,542	721,597
Supplies	188,060	188,388
Commissions, services and fees	199,607	259,883
Postage	111,315	111,225
Advertising	181,386	216,164
OREO and non-performing loan expenses – net	5,498	10,514
Other	1,180,878	1,122,732
Total Noninterest Expenses	8,193,263	8,092,630
Income Before Income Taxes	2,600,762	2,622,720
Provision For Income Taxes (Note J)	705,520	820,077
Net Income	$ 1,895,242	$ 1,802,643
EARNINGS PER SHARE (NOTE L)		
Basic Net Income Per Share	$ 1.14	$ 1.08
Diluted Net Income Per Share	$ 1.12	$ 1.06

See Notes to Consolidated Financial Statements.

Years Ended December 31, 2001 and 2000

	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total Shareholders' Equity
BALANCE, JANUARY 1, 2000	$ 15,674	$ 10,933,465	$ 5,324,445	$ (701,061)	$ (646,314)	$ 14,926,209
Comprehensive Income:						
Net income	—	—	1,802,643	—	—	1,802,643
Unrealized holding gain on available for sale securities, net of taxes (Note S)	—	—	—	—	654,523	654,523
Total comprehensive income						2,457,166
Cash dividends declared $.40 per share	—	—	(613,526)	—	—	(613,526)
5% stock dividend declared November 30, 2000—79,654 shares including 4,120 treasury shares	796	795,744	(796,540)	—	—	—
Fractional shares paid in cash	—	—	(2,125)	—	—	(2,125)
Stock options exercised–29,997 shares	300	161,984	—	—	—	162,284
Deferred tax benefit on stock options exercised (Note M)	—	89,750	—	—	—	89,750
BALANCE, DECEMBER 31, 2000	16,770	11,980,943	5,714,897	(701,061)	8,209	17,019,758
Comprehensive Income:						
Net income	—	—	**1,895,242**	—	—	**1,895,242**
Unrealized holding gain on available for sale securities, net of taxes (Note S)	—	—	—	—	**7,105**	**7,105**
Total comprehensive income						**1,902,347**
Cash dividends declared $.40 per share	—	—	**(644,115)**	—	—	**(644,115)**
5% stock dividend declared November 29, 2001—83,620 shares including 4,326 treasury shares	**836**	**1,019,328**	**(1,020,164)**	—	—	—
Fractional shares paid in cash	—	—	**(2,808)**	—	—	**(2,808)**
BALANCE, DECEMBER 31, 2001	**$ 17,606**	**$13,000,271**	**$ 5,943,052**	**$ (701,061)**	**$ 15,314**	**$ 18,275,182**

See Notes to Consolidated Financial Statements.

	Years Ended December 31, 2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,895,242	$ 1,802,643
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and accretion of premiums and discounts on investment securities, net	74,234	(103,440)
Provision for loan losses	240,000	180,000
Depreciation and amortization	340,759	378,159
Deferred income taxes	(201,362)	176,480
Gains on sales of available for sale securities	(148,090)	—
Loans originated for sale	(215,115)	(258,600)
Proceeds from sales of loans held for sale	215,115	258,600
Loss on sale of repossessed assets	54,192	7,972
Loss on disposals of bank premises and equipment	2,579	—
Decrease (increase) in accrued interest receivable	506,118	(360,001)
Decrease in other assets	109,801	107,242
Increase in cash surrender value of insurance	(255,998)	(191,668)
Decrease (increase) in deferred loan origination costs	475,827	(215,945)
Increase in accrued expenses and other liabilities	201,620	151,881
Net cash provided by operating activities	3,294,922	1,933,323
CASH FLOWS FROM INVESTING ACTIVITIES		
Available for sale mortgage-backed securities:		
Proceeds from maturities and principal payments	8,285,080	4,194,321
Purchases	(35,467,111)	(5,702,436)
Proceeds from sales	7,862,412	—
Available for sale U.S. Treasury and other investment securities:		
Proceeds from maturities	19,500,000	3,000,000
Purchases	(6,208,265)	(5,961,570)
Proceeds from sales	6,138,515	—
Available for sale State, municipal and other bond investments:		
Purchases	(13,520,948)	—
Held to maturity mortgage-backed securities:		
Proceeds from maturities and principal payments	673,469	3,197,586
Purchases of Federal Home Loan Bank Stock	—	(289,800)
Net decrease (increase) in loans	4,784,667	(8,167,852)
Proceeds from sales of repossessed assets	254,803	60,088
Purchases of premises and equipment	(137,644)	(183,490)
Proceeds from sale of premises and equipment	2,458	—
Purchase of life insurance policies	(2,000,000)	—
Proceeds from sale of foreclosed real estate	61,488	—
Net cash used in investing activities	(9,771,076)	(9,853,153)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in savings, money market and demand deposits	12,407,339	7,503,855
Net increase in certificates of deposit	8,887,131	12,542,719
Net decrease in borrowings under Federal Home Loan Bank advances	(16,000,000)	(13,730,000)
Net (decrease) increase in collateralized borrowings	(973,986)	143,759
Distribution in cash for fractional shares of common stock	(2,808)	(2,125)
Proceeds from exercise of stock options	—	162,284
Dividends paid on common stock	(636,186)	(602,973)
Net cash provided by financing activities	3,681,490	6,017,519
Net decrease in cash and cash equivalents	(2,794,664)	(1,902,311)
CASH AND CASH EQUIVALENTS, at beginning of year	10,897,885	12,800,196
CASH AND CASH EQUIVALENTS, at end of year	$ 8,103,221	$ 10,897,885
SUPPLEMENTAL INFORMATION		
Cash paid during the year for:		
Interest on deposits and borrowings	$ 8,423,871	$ 9,598,941
Income taxes	$ 660,000	$ 446,952
Noncash investing and financing activities:		
Transfer of loans to other real estate owned	$ 61,488	$ 300,000
Transfer of loans to repossessed assets	$ 131,951	$ 285,103
Accrued dividends declared	$ 166,976	$ 159,047

See Notes to Consolidated Financial Statements.

December 31, 2001

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of the First Litchfield Financial Corporation (the "Corporation") and The First National Bank of Litchfield (the "Bank"), a nationally-chartered commercial bank, and the Bank's wholly owned subsidiaries, Litchfield Mortgage Service Corporation and Lincoln Corporation. Deposits in the Bank are insured up to specified limits by the Bank Insurance Fund, which is administered by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank provides a full range of banking services to individuals and businesses located primarily in Northwestern Connecticut. These services include demand, savings, NOW, money market and time deposits, residential and commercial mortgages, consumer installment and other loans as well as trust services. The Bank is subject to competition from other financial institutions. The Bank is also subject to the regulations of certain federal agencies and undergoes periodic regulatory examinations.

On January 7, 2000, the Corporation filed a Form 10-SB registration statement with the Securities and Exchange Commission (the "SEC") to register the Corporation's $.01 par value common stock under the Securities and Exchange Act of 1934 (the "Exchange Act"). The Corporation files periodic financial reports with the SEC as required by the Exchange Act.

The significant accounting policies followed by the Corporation and the methods of applying those policies are summarized in the following paragraphs:

BASIS OF FINANCIAL STATEMENT PRESENTATION: The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and general practices within the banking industry. All significant intercompany balances and transactions have been eliminated. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

INVESTMENT IN DEBT AND MARKETABLE EQUITY SECURITIES: Management determines the appropriate classification of securities at the date individual investment securities are acquired, and the appropriateness of such classification is reassessed at each balance sheet date. The classification of those securities and the related accounting policies are as follows:

Held to maturity securities: Securities classified as held to maturity are those debt securities the Bank has both the positive intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost, adjusted for amortization of premium and accretion of discount, computed by a method which approximates the interest method, over the period to maturity. The sale of a security within three months of its maturity date or after collection of at least 85% of the principal outstanding at the time the security was acquired is considered a maturity for purposes of classification and disclosure.

Available for sale securities: Securities classified as available for sale are those debt securities that the Bank intends to hold for an indefinite period of time but not necessarily to maturity and equity securities not classified as held for trading. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Bank's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Available for sale securities are carried at fair value. Unrealized gains or losses are reported as increases or decreases in shareholders' equity, net of the related deferred tax effect. Amortization of premiums and accretion of discounts, computed by a method which approximates the interest method, are recognized in interest income over the period to maturity. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Trading securities: Trading securities, if any, which are generally held for the short term in anticipation of market gains, are carried at fair value. Realized and unrealized gains and losses on trading account assets are recognized in the statement of income.

A decline in market value of a security below amortized cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security. Gains and losses on the sale of securities are recognized at the time of sale on a specific identification basis.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

INTEREST AND FEES ON LOANS: Interest on loans is included in income as earned based on contractual rates applied to principal amounts outstanding. The accrual of interest income is generally discontinued when a loan becomes 90 days past due as to principal or interest, or when, in the judgement of management, collectibility of the loan or loan interest become uncertain. When accrual of interest is discontinued, any unpaid interest previously accrued is reversed from income. Subsequent recognition of income occurs only to the extent payment is received subject to management's assessment of the collectibility of the remaining principal and interest. The accrual of interest on loans past due 90 days or more, including impaired loans, may be continued when the value of the loan's collateral is believed to be sufficient to discharge all principal and accrued interest income due on the loan and the loan is in the process of collection. A non-accrual loan is restored to accrual status when it is no longer delinquent and collectibility of interest and principal is no longer in doubt. Loan origination fees and certain direct loan origination costs are deferred and the net amount is amortized as an adjustment of the related loan's yield. The Bank generally amortizes these amounts over the contractual life of the related loans, utilizing a method which approximates the interest method.

LOANS HELD FOR SALE: Loans held for sale are those loans the Bank has the intent to sell in the foreseeable future, and are carried at the lower of aggregate cost or market value, taking into consideration all open positions. Gains and losses on sales of loans are recognized at the trade dates, and are determined by the difference between the sales proceeds and the carrying value of the loans.

TRANSFER OF FINANCIAL ASSETS: Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Corporation, (2) the transferee obtains the right to pledge or exchange the transferred assets and no condition both constrains the transferee from taking advantage of that right and provides more than a trivial benefit for the transferor, and (3) the transferor does not maintain effective control over the transferred assets through either (a) an agreement that both entitles and obligates the transferor to repurchase or redeem the assets before maturity or (b) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

LOANS RECEIVABLE: Loans receivable are stated at current unpaid principal balances net of the allowance for loan losses and deferred loan origination fees and costs. Management has the ability and intent to hold its loans for the foreseeable future or until maturity or payoff.

A loan is classified as a restructured loan when certain concessions have been made to the original contractual terms, such as reductions of interest rates or deferral of interest or principal payments, due to the borrowers' financial condition.

A loan is considered impaired when it is probable that the creditor will be unable to collect amounts due, both principal and interest, according to the contractual terms of the loan agreement. When a loan is impaired, impairment is measured using (1) the present value of expected future cash flows of the impaired loan discounted at the loan's original effective interest rate, (2) the observable market price of the impaired loan or (3) the fair value of the collateral of a collateral-dependent loan. When a loan has been deemed to have an impairment, a valuation allowance is established for the amount of impairment. The Bank considers all non-accrual loans, other loans past due 90 days or more and restructured loans to be impaired. The Bank's policy with regard to the recognition of interest income on impaired loans is consistent with that of loans not considered impaired.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses, a material estimate susceptible to significant change in the near-term, is established as losses are estimated to have occurred through a provision for losses charged against operations and is maintained at a level that management considers adequate to absorb losses in the loan portfolio. Management's judgement in determining the adequacy of the allowance is inherently subjective and is based on an evaluation of the known and inherent risk characteristics and size of the loan portfolios, the assessment of current economic and real estate market conditions, estimates of the current value of underlying collateral, past loan loss experience, review of regulatory authority examination reports and evaluations of impaired loans, and other relevant factors. Loans, including impaired loans, are charged against the allowance for loan losses when management believes that the uncollectibility of principal is confirmed. Any subsequent recoveries are credited to the allowance for loan losses when received. In connection with the determination of the allowance for loan losses and the valuation of foreclosed real estate, management obtains independent appraisals for significant properties, when considered necessary.

The Bank's mortgage loans are collateralized by real estate located principally in Litchfield County, Connecticut. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and real estate acquired through foreclosure is susceptible to changes in market conditions. In addition, a substantial portion of the Bank's installment loans are generally secured by motor vehicles and recreational vehicles, whose value declines rapidly during the loan term. Accordingly, the ultimate collectibility of a substantial portion of the Bank's installment loan portfolio and repossessed assets is susceptible to changes in economic conditions.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance or write-downs may be necessary based on changes in economic conditions, particularly in Connecticut. In addition, the Office of the Comptroller of the Currency (the "OCC"), as an integral part of its examination process, periodically reviews the Bank's allowance for loan losses and valuation of other real estate. The OCC may require the Bank to recognize additions to the allowance or write-downs based on their judgements about information available to them at the time of their examination.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

PREMISES AND EQUIPMENT: Bank premises and equipment are carried at cost, net of accumulated depreciation and amortization. Depreciation is charged to operations using the straight-line method over the estimated useful lives of the related assets which range from three to forty years. Leasehold improvements are capitalized and amortized over the shorter of the terms of the related leases or the estimated economic lives of the improvements. Gains and losses on dispositions are recognized upon realization. Maintenance and repairs are expensed as incurred and improvements are capitalized.

FORECLOSED REAL ESTATE: Foreclosed real estate is comprised of properties acquired through foreclosure proceedings and acceptance of a deed in lieu of foreclosure. These properties are carried at the lower of cost or fair value less estimated costs of disposal. At the time these properties are obtained, they are recorded at fair value through a direct charge against the allowance for loan losses, which establishes a new cost basis. Any subsequent declines in value are charged to income with a corresponding adjustment to the allowance for foreclosed real estate. Revenue and expense from the operation of foreclosed real estate and changes in the valuation allowance are included in operations. Costs relating to the development and improvement of the property are capitalized, subject to the limit of fair value of the collateral. Upon disposition, gains and losses, to the extent they exceed the corresponding valuation allowance, are reflected in the statement of income.

COLLATERALIZED BORROWINGS: Collateralized borrowings represent the portion of loans transferred to other institutions under loan participation agreements which were not recognized as sales due to recourse provisions and/or restrictions on the participant's right to transfer their portion of the loan.

INCOME TAXES: The Bank recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets may be reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

PENSION PLAN: The Bank has a noncontributory defined benefit pension plan that covers substantially all employees. Pension costs are accrued based on the projected unit credit method and the Bank's policy is to fund annual contributions in amounts necessary to meet the minimum funding standards established by the Employee Retirement Income Security Act (ERISA) of 1974.

STOCK OPTION PLANS: SFAS No. 123, "Accounting for Stock-Based Compensation" encourages all entities to adopt a fair value based method of accounting for employee stock based compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows a company to continue to measure compensation cost for such plans under the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion (APB) 25, "Accounting for Stock Issued to Employees," whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Corporation's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Corporation has elected to continue to follow the accounting in APB 25, and as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied. The pro forma disclosures include the effects of all awards granted on or after January 1, 1995 (see Note M).

EARNINGS PER SHARE: Basic earnings per share represents income available to common stockholders and is computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Corporation relate to outstanding stock options and are determined using the treasury stock method.

RELATED PARTY TRANSACTIONS: Directors and officers of the Corporation and Bank and their affiliates have been customers of and have had transactions with the Bank, and it is expected that such persons will continue to have such transactions in the future. Management believes that all deposit accounts, loans, services and commitments comprising such transactions were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers who are not directors or officers. In the opinion of the management, the transactions with related parties did not involve more than normal risks of collectibility or favored treatment or terms, or present other unfavorable features. Notes D, I, and P contain details regarding related party transactions.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

COMPREHENSIVE INCOME: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the shareholders' equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

STATEMENTS OF CASH FLOWS: Cash and due from banks, Federal funds sold and interest earning deposits in banks are recognized as cash equivalents in the statements of cash flows. For purposes of reporting cash flows, the Corporation considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Generally, Federal funds sold have a one day maturity. Cash flows from loans and deposits are reported net. The Corporation maintains amounts due from banks and Federal funds sold which, at times, may exceed federally insured limits. The Corporation has not experienced any losses from such concentrations.

TRUST ASSETS: Assets of the trust department, other than trust cash on deposit at the Bank, are not included in these financial statements because they are not assets of the Bank. Trust fees are recognized on the accrual basis of accounting.

RECLASSIFICATIONS: Certain 2000 amounts have been reclassified to conform with the 2001 presentation. Such reclassifications had no effect on net income.

NOTE B – RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain reserves against its respective transaction accounts and nonpersonal time deposits. At December 31, 2001 the Bank was required to have cash and liquid assets of approximately $3,329,000 to meet these requirements. In addition, the Bank is required to maintain $200,000 in the Federal Reserve Bank for clearing purposes.

NOTE C – SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and approximate fair values of securities which are classified as available for sale and held to maturity at December 31, 2001 and 2000 are as follows:

	December 31, 2001			
AVAILABLE FOR SALE	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment Securities:				
U.S. Treasury securities	$ 2,975,185	$ 170,755	$ —	$ 3,145,940
U.S. Government Agency Securities	5,203,080	—	(109,080)	5,094,000
	8,178,265	170,755	(109,080)	8,239,940
State and Municipal Obligations	11,371,180	33,052	—	11,404,232
Corporate and other bonds	2,059,986	20,885	—	2,080,871
Mortgage-Backed Securities:				
GNMA	18,298,231	109,102	(46,462)	18,360,871
FNMA	11,761,413	17,721	(51,459)	11,727,675
FHLMC	10,168,370	—	(121,311)	10,047,059
	40,228,014	126,823	(219,232)	40,135,605
Total available for sale securities	$ 61,837,445	$ 351,515	$ (328,312)	$ 61,860,648

	December 31, 2000			
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment Securities:				
U.S. Treasury securities	$ 11,964,048	$ 214,982	$ (1,074)	$ 12,177,956
U.S. Government Agency Securities	15,500,000	10,950	(199,410)	15,311,540
	27,464,048	225,932	(200,484)	27,489,496
Mortgage-Backed Securities:				
GNMA	17,560,062	118,958	(85,339)	17,593,681
FNMA	3,328,272	—	(45,621)	3,282,651
	20,888,334	118,958	(130,960)	20,876,332
Total available for sale securities	$ 48,352,382	$ 344,890	$ (331,444)	$ 48,365,828

	December 31, 2001			
HELD TO MATURITY	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-Backed Securities:				
GNMA securities	$ 203,162	$ 3,865	$ —	$ 207,027
FHLMC securities	105,202	6,943	—	112,145
Total held to maturity securities	$ 308,364	$ 10,808	$ —	$ 319,172

	December 31, 2000			
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-Backed Securities:				
GNMA securities	$ 287,000	$ 2,588	$ (1,423)	$ 288,165
FHLMC securities	695,723	5,056	—	700,779
Total held to maturity securities	$ 982,723	$ 7,644	$ (1,423)	$ 988,944

NOTE C – SECURITIES (Continued)

The amortized cost and fair value of securities at December 31, 2001, by contractual maturity, are shown below. Actual maturities of mortgage-backed securities may differ from contractual maturities because the mortgages underlying the securities may be called or prepaid with or without call or prepayment penalties. Because mortgage-backed securities are not due at a single maturity date, they are not included in the maturity categories in the following maturity summary.

	December 31, 2001			
	Available-for-Sale Securities		Held-to-Maturity Securities	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 2,059,986	$ 2,080,871	$ —	$ —
Due after one year through five years	8,178,265	8,239,940	—	—
Due after five years through ten years	11,371,180	11,404,232	—	—
	21,609,431	21,725,043	—	—
Mortgage-backed securities	40,228,014	40,135,605	308,364	319,172
Total	$ 61,837,445	$ 61,860,648	$ 308,364	$ 319,172

Proceeds from the sales of available for sale securities were $14,000,927 during 2001. Gross gains of $216,680 and gross losses of $68,590 were realized on these sales. There were no sales of available for sale securities during 2000.

Investment securities with a carrying value of $6,202,000 and $6,112,000 were pledged as collateral to secure treasury tax and loan, trust assets and public funds at December 31, 2001 and 2000, respectively.

During 2001 and 2000, there were no transfers of securities from the available for sale category into the held to maturity or trading categories, and there were no securities classified as held to maturity that were transferred to available for sale or trading categories.

NOTE D – LOANS TO RELATED PARTIES

In the normal course of business the Bank has granted loans to officers and directors of the Bank and to their associates. As of December 31, 2001, all loans to officers, directors and their associates were performing in accordance with the contractual terms of the loans. Changes in these loans to persons considered to be related parties are as follows:

	2001	2000
Balance at the beginning of year	$ 2,961,677	$ 3,440,194
Advances	9,004,240	7,841,684
Repayments	(8,602,206)	(8,320,201)
Other changes	(150,656)	—
Balance At End Of Year	$ 3,213,055	$ 2,961,677

Other changes in loans to related parties resulted from loans to individuals who ceased being related parties during the year, as well as existing loans outstanding at the beginning of the year to individuals who became related parties during the year.

NOTE E – ALLOWANCE FOR LOAN LOSSES AND NONPERFORMING LOANS

Changes in the allowance for loan losses for the years ended December 31, 2001 and 2000, were as follows:

	2001	2000
Balance at beginning of year	$ 971,891	$ 1,014,522
Provision for loan losses	240,000	180,000
Loans charged off	(314,470)	(299,730)
Recoveries of loans previously charged off	60,310	77,099
Balance At End Of Year	$ 957,731	$ 971,891

A summary of nonperforming loans follows:

	2001	2000
Non-accrual loans	$ 895,180	$ 781,170
Accruing loans contractually past due 90 days or more	3,136	—
Total	$ 898,316	$ 781,170

If interest income on non-accrual loans throughout the year had been recognized in accordance with the loans' contractual terms, approximately $71,000 and $73,000 of additional interest would have been recorded for the years ended December 31, 2001 and 2000, respectively. Included in the non-accrual loans at December 31, 2001 are two loans which total $352,000 of which 90% is guaranteed by a U.S. Government agency.

The following information relates to impaired loans, which include all non-accrual loans and other loans past due 90 days or more, and all restructured loans, as of and for the years ended December 31, 2001 and 2000.

	2001	2000
Loans receivable for which there is a related allowance for credit losses, determined:		
Based on discounted cash flows	$ 225,000	$ 263,000
Based on the fair value of collateral	—	237,000
Total	$ 225,000	$ 500,000
Loans receivable for which there is no related allowance for credit losses determined:		
Based on discounted cash flows	$ 520,000	$ 241,000
Based on the fair value of collateral	154,000	167,000
Total	$ 674,000	$ 408,000
Allowance for credit losses related to impaired loans	$ 38,000	$ 110,000
Average recorded investment in impaired loans	$ 847,000	$ 1,338,000
Interest income recognized	$ 41,000	$ 39,000
Cash interest received	$ 81,000	$ 84,000

The Bank has no commitments to lend additional funds to borrowers whose loans are impaired.

The Bank's lending activities are conducted principally in the Litchfield County section of Connecticut. The Bank grants single-family and multi-family residential loans, commercial real estate loans, commercial business loans and a variety of consumer loans. In addition, the Bank grants loans for the construction of residential homes, residential developments and for land development projects. Although lending activities are diversified, a substantial portion of many of the Bank's customers' net worth is dependent on real estate values in the Bank's market area. The Bank also grants loans for motor vehicles and recreational vehicles. Collectability of such loans is dependent on a variety of factors including general economic conditions, employment stability, and the borrower's level of consumer debt.

The Bank has established credit policies applicable to each type of lending activity in which it engages, evaluates the creditworthiness of each customer and, in most cases, extends credit of up to 80% of the market value of the collateral at the date of the credit extension depending on the Bank's evaluation of the borrowers' creditworthiness and type of collateral. The market value of collateral is monitored on an ongoing basis and additional collateral is obtained when warranted. Real estate is the primary form of collateral. Other important forms of collateral are marketable securities, time deposits, automobiles, boats, motorcycles and recreational vehicles. While collateral provides assurance as a secondary source of repayment, the Bank ordinarily requires the primary source of repayment to be based on the borrower's ability to generate continuing cash flows. The Bank's policy for real estate collateral requires that, generally, the amount of the loan may not exceed 80% of the original appraised value of the property. Private mortgage insurance is required for the portion of the loan in excess of 80% of the original appraised value of the property. For installment loans, the Bank may loan up to 100% of the value of the collateral.

NOTE F – PREMISES AND EQUIPMENT

The major categories of premises and equipment as of December 31, 2001 and 2000 are as follows:

	2001	2000
Land	$ 674,849	$ 674,849
Buildings	2,981,448	2,944,239
Furniture and fixtures	2,220,681	2,253,021
Leasehold improvements	202,283	197,323
	6,079,261	6,069,432
Less accumulated depreciation and amortization	3,464,106	3,246,125
	$ 2,615,155	$ 2,823,307

Depreciation and amortization expense on premises and equipment for the years ended December 31, 2001 and 2000 was $340,759 and $378,159, respectively.

NOTE G – LEASE COMMITMENTS

At December 31, 2001, the Corporation was obligated under various noncancellable operating leases for office space. Certain leases contain renewal options and provide for increased rentals based principally on increases in the average consumer price index. Net rent expense under operating leases was approximately $102,000 and $88,000 for 2001 and 2000, respectively. The future minimum payments under operating leases are as follows:

2002	$ 107,000
2003	107,000
2004	97,000
2005 and Thereafter	95,000
Total	$ 406,000

NOTE H – FEDERAL HOME LOAN BANK STOCK AND ADVANCES

The Bank, which is a member of the Federal Home Loan Bank of Boston (the "FHLBB"), purchased $289,800 of FHLBB capital stock during 2000. There were no stock purchases during 2001. The Bank is required to maintain an investment in capital stock of the FHLBB in an amount equal to a certain percentage of its outstanding residential first mortgage loans. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provision of the Federal Home Loan Bank. As a member of the FHLBB, the Bank has access to a preapproved line of credit of up to 2% of its total assets and the capacity to borrow up to 30% of its total assets. In accordance with an agreement with the FHLBB, the Bank is required to maintain qualified collateral, as defined in the FHLBB Statement of Products Policy, free and clear of liens, pledges and encumbrances for the advances. FHLBB stock and certain loans which aggregate approximately 100% of the outstanding advance are used as collateral. Federal Home Loan Bank advances as of December 31, 2001 totaled $12,000,000 including $5,000,000 at a rate of 2.53% due in October 2002, $5,000,000 at a rate of 3.23% due in October 2003 and $2,000,000 at a rate of 3.47% due in December 2003.

NOTE I – DEPOSITS

The following is a summary of time certificates of deposits by contractual maturity as of December 31, 2001:

2002	$ 69,302,475
2003	25,138,352
2004	6,803,916
2005 and Thereafter	2,760,123
Total	$ 104,004,866

Deposit accounts of officers, directors and their associates aggregated $1,297,555 and $2,750,479 at December 31, 2001 and 2000, respectively.

NOTE J – INCOME TAXES

The components of the income tax provision are as follows:

	2001	2000
Current:		
Federal	$ 906,882	$ 643,597
	906,882	643,597
Deferred:		
Federal	(201,362)	183,875
State	—	(7,395)
	(201,362)	176,480
Total	$ 705,520	$ 820,077

NOTE J – INCOME TAXES (Continued)

A reconciliation of the anticipated income tax expense (computed by applying the Federal statutory income tax rate of 34% to the income before taxes) to the provision for income taxes as reported in the statements of income is as follows:

	2001		2000	
Provision for income taxes at statutory Federal rate	$ 884,259	34%	$ 891,725	34%
Increase (decrease) resulting from:				
Tax exempt income	(116,988)	(4)	(42,315)	(2)
Nondeductible interest expense	13,686	1	4,159	—
Other	(75,437)	(4)	(33,492)	(1)
Provision for income taxes	$ 705,520	27%	$ 820,077	31%

The tax effects of temporary differences that give rise to significant components of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are presented below:

	2001	2000
Deferred tax assets:		
Allowance for loan losses	$ 325,628	$ 330,443
Depreciation	169,905	164,987
Accrued expenses	180,318	134,491
All other	82,868	67,919
Total gross deferred tax assets	758,719	697,840
Deferred tax liabilities:		
Tax bad debt reserve	(153,536)	(153,536)
Prepaid pension costs	(199,006)	(172,679)
Net deferred loan costs	(325,518)	(487,300)
Unrealized gain on available for sale securities	(7,889)	(5,237)
Prepaid expenses and other	(11,496)	(16,524)
Total gross deferred tax liabilities	(697,445)	(835,276)
Net deferred tax asset (liability)	$ 61,274	$ (137,436)

Based on the Corporation's earning history and amount of income taxes paid in prior years, management believes that it is more likely than not that the deferred tax asset will be realized.

Effective for taxable years commencing after December 31, 1998, financial services institutions doing business in Connecticut are permitted to establish a "passive investment company" ("PIC") to hold and manage loans secured by real property. PICs are exempt from Connecticut corporation business tax, and dividends received by the financial services institution's parent from PICs are not taxable. In August 2000, the Bank established a PIC, as a wholly-owned subsidiary, and beginning in October 2000, began to transfer a portion of its residential and commercial mortgage loan portfolios from the Bank to the PIC. A substantial portion of the Corporation's interest income is now derived from the PIC, an entity that has been organized as a state tax exempt entity, and accordingly there is no provision for state income taxes in 2001 and 2000.

NOTE K – EMPLOYEE BENEFITS

PENSION PLAN: The Bank has a noncontributory defined benefit pension plan that covers substantially all employees who have completed one year of service and have attained age 21. The benefits are based on years of service and the employee's compensation during the last five years of employment. The Bank's funding policy is to contribute amounts to the Plan sufficient to meet the minimum funding requirements set forth in ERISA, plus such additional amounts as the Bank may determine to be appropriate from time to time. The actuarial information has been calculated using the projected unit credit method.

The following table sets forth the plan's funded status and amounts recognized in the consolidated balance sheets at December 31, 2001 and 2000 using a measurement date of December 31:

	2001	2000
Change in benefit obligation:		
Benefit obligation, beginning	$ 2,040,037	$ 1,812,770
Service cost	168,069	154,967
Interest cost	149,624	125,283
Actuarial gain	127,671	2,825
Benefits paid	(174,234)	(55,808)
Benefit obligation, ending	2,311,167	2,040,037
Change in plan assets:		
Fair value of plans assets, beginning	2,797,880	2,545,708
Actual return on plan assets	(287,293)	190,290
Employer contribution	155,535	117,690
Benefits paid	(174,234)	(55,808)
Fair value of plan assets, ending	2,491,888	2,797,880
Funded status	180,721	757,843
Unrecognized net actuarial gain	459,062	(168,257)
Unrecognized service cost	(54,470)	(81,706)
Prepaid benefit cost	$ 585,313	$ 507,880
Components of net periodic benefit cost:		
Service cost	$ 168,069	$ 154,967
Interest cost	149,624	125,283
Expected return on plan assets	(212,355)	(194,903)
Amortization of prior service cost	(27,236)	(27,236)
Net periodic benefit cost	$ 78,102	$ 58,111
Weighted-average assumptions:		
Discount rate	7.00%	7.00%
Expected return on plan assets	7.50%	7.50%
Rate of compensation increase	5.00%	5.00%

EMPLOYEE SAVINGS PLAN: The Bank offers an employee savings plan under section 401(k) of the Internal Revenue Code. Under terms of the Plan, employees may contribute up to 10% of their pre-tax compensation. Currently, the Bank makes matching contributions equal to 75% of participant contributions up to the first 4% of pre-tax compensation of a contributing participant. Participants vest immediately in both their own contributions and the Bank's contributions. Employee savings plan expense was $78,737 for 2001 and $75,250 for 2000.

OTHER BENEFIT PLANS: Effective September 1, 1994, the Bank entered into a supplemental retirement plan with the President/Chief Executive Officer which was replaced by an executive supplemental compensation agreement effective November 21, 2000. At December 31, 2001 and 2000 accrued supplemental retirement benefits of $125,808 and $81,904 respectively, are recognized in the Corporation's balance sheet related to this plan. For the years ended December 31, 2001 and 2000, $43,904 and $37,138 of related expenses are included in operations.

NOTE K – EMPLOYEE BENEFITS (Continued)

Effective December 31, 1996, the Bank entered into a supplemental retirement plan with the Bank's Senior Lending Officer, who retired in 1997. At December 31, 2001 and 2000, accrued supplemental retirement benefits of $26,946, are recognized in the Corporation's balance sheet related to this Plan. Payments to this retiree will be $5,000 per year through 2008.

Beginning in 1996, the Corporation offers directors the option to defer their directors' fees. If deferred, the fees are held in a trust account with the Bank. The Bank has no control over the trust. The value (on a cost basis) of the related trust assets and corresponding liability of $300,391 and $252,821 at December 31, 2001, and 2000, respectively are included in the Corporation's balance sheet.

In 2000, the Bank adopted a long-term incentive compensation plan for its executive officers and directors. Under this plan, officers and directors are awarded deferred incentive compensation annually based on the earnings performance of the Bank. Twenty percent of each award vests immediately, and the remainder vests ratably over the next four years, however, awards are immediately vested upon change of control of the Bank, or when the participants reach their normal retirement date or early retirement age, as defined. In addition, interest is earned annually on the vested portion of the awards. Upon retirement, the participants' total deferred compensation, including earnings thereon, may be paid out in one lump sum, or paid in equal annual installments over fifteen years for executive officers and ten years for directors. For the years ended December 31, 2001 and 2000, $43,308 and $33,891, respectively, were charged to operations under this plan. The related liability, of $77,199 and $33,891 at December 31, 2001 and 2000, respectively, is included in accrued expenses and other liabilities. At December 31, 2001 and 2000, unvested benefits earned under this plan were approximately $42,000 and $26,500, respectively.

The Bank has an investment in, and is the beneficiary of, life insurance policies on the lives of certain directors and officers. The purpose of these life insurance investments is to provide income through the appreciation in cash surrender values of the policies, which is used to offset the costs of the long-term incentive compensation plan as well as other employee benefit plans. These policies have aggregate cash surrender values of approximately $5,948,000 and $3,692,000 at December 31, 2001 and 2000, respectively.

The Corporation has agreements with certain members of senior management which provide for cash severance payments equal to two times annual compensation for the previous year, upon involuntary termination or reassignment of duties inconsistent with the duties of a senior executive officer, within 24 months following a "change in control" (as such terms are defined in the agreements). In addition, the agreements provide for the continuation of health and other insurance benefits for a period of 24 months following a change in control. The Corporation has similar agreements with other members of management which provide for cash severance of six months annual compensation if termination or reassignment of duties occurs within six months following a change of control, and provide for the continuation of health and other insurance benefits for a period of six months following a change in control.

NOTE L – SHAREHOLDERS' EQUITY AND EARNINGS PER SHARE

On November 29, 2001 and November 30, 2000, the Board of Directors declared 5% stock dividends payable on December 31, 2001 and December 29, 2000, respectively. Payment of these dividends resulted in the issuance of 83,620 additional common shares in December 2001 and 79,654 additional common shares in December 2000. The market value of the shares issued was charged to retained earnings, the par value of the shares issued was credited to common stock and the remainder was credited to capital surplus. Fractional shares were payable in cash on an equivalent share basis of $12.20 for the 2001 stock dividend and $10.00 for the 2000 stock dividend.

Weighted-average shares and per share data have been restated to give effect to all stock dividends and splits.

In January 2001, the Board of Directors of the Corporation adopted a resolution authorizing the Corporation to repurchase up to 50,000 shares of the Corporation's common stock from time to time for a period of one year, at prices to be determined by the Corporation and sellers at the time of each transaction.

The following is information about the computation of net income per share for the years ended December 31, 2001 and 2000. The 2000 information has been restated to give retroactive effect to all stock dividends and stock splits for the periods presented.

	For the Year Ended December 31, 2001		
	Net Income	Shares	Per Share Amount
Basic Net Income Per Share			
Income available to common stockholders	**$ 1,895,242**	**1,669,759**	**$ 1.14**
Effect of Dilutive Securities			
Options Outstanding	—	**27,715**	
Diluted Net Income Per Share			
Income available to common stockholders plus assumed conversions	**$ 1,895,242**	**1,697,474**	**$ 1.12**

	For the Year Ended December 31,2000		
	Net Income	Shares	Per Share Amount
Basic Net Income Per Share			
Income available to common stockholders	$ 1,802,643	1,665,199	$ 1.08
Effect of Dilutive Securities			
Options Outstanding	—	35,872	
Diluted Net Income Per Share			
Income available to common stockholders plus assumed conversions	$ 1,802,643	1,701,071	$ 1.06

NOTE M – STOCK OPTION PLANS

At December 31, 2001, the Corporation has two fixed option plans, which are described below. The Corporation has elected to apply APB Opinion No. 25 to account for the stock options granted to employees, including directors, and accordingly, no compensation cost has been recognized in the consolidated statements of income for the fixed stock option plans. Had compensation cost for the options granted been determined consistent with SFAS No. 123, the Corporation's 2000 net income and earnings per share amounts would have been reduced to the pro forma amounts indicated below:

		Years ended December 31, 2000
Net income	As Reported	$ 1,802,642
	Pro forma	$ 1,799,160
Basic net income per share		
	As Reported	$ 1.08
	Pro forma	$ 1.08
Diluted net income per share		
	As Reported	$ 1.06
	Pro forma	1.06

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing. There were no options granted in 2001 or 2000, and in 2001, there was no proforma compensation for options issued in prior years as all options were fully vested at December 31, 2000.

OPTION PLAN FOR PRESIDENT

In 1990 the Board of Directors granted the Corporation's President/Chief Executive Officer certain stock options to purchase a maximum of 3,000 shares of the Corporation's common stock. The exercise price of $55 per share was the fair market value of the common stock on March 1, 1990, the date the President joined the Corporation. The stock options are exercisable for up to 20% of the 3,000 shares approved per annum (600 shares), and expire ten years from the grant thereof. The options are cumulative so that if shares are not purchased in any particular year, such shares may be purchased in a subsequent year.

In 1994, the Board of Directors amended the plan to provide for adjustments in the price and number of options granted upon the occurrence of changes in the Corporation's capital structure. The effect of this amendment, as of December 31, 1999, was to retroactively increase the number of options to 30,548 to include the effect of the annual 5% stock dividends paid since April 11, 1990 as well as the stock splits of February 8, 1995 and April 30, 1998. For the year ended December 31, 2000, 29,997 options were exercised under this plan. At December 31, 2001 and 2000, there were no outstanding options under this plan.

OPTION PLAN FOR OFFICERS AND OUTSIDE DIRECTORS

A stock option plan for officers and outside directors was approved by the shareholders during 1994. The price and number of options in the plan have been adjusted for all stock dividends and splits.

The stock option plan for directors automatically granted each director an initial option of 2,778 shares of the Corporation's common stock. Automatic annual grants of an additional 471 shares for each director were given for each of the four following years.

The stock option plan for officers grants options based upon individual officer performance.

Under both the director and officer plans, the price per share of the option is the fair market value of the Corporation's stock at the date of the grant. No option may be exercised until 12 months after it is granted. Options are exercisable for a period of ten years from the grant thereof.

NOTE M – STOCK OPTION PLANS (Continued)

Activity in the option plan for officers and outside directors for 2001 and 2000 is summarized as follows: (The number of shares and price per share have been adjusted to give retroactive effect to all stock dividends and splits.)

	2001		2000	
	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share
Options outstanding at beginning of year	**112,438**	**$ 10.15**	112,438	$ 10.15
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled	—	—	—	—
Options outstanding at end of year	**112,438**	**10.15**	112,438	10.15
Options exercisable at end of year	**112,438**	**10.15**	112,438	10.15

At December 31, 2001, exercise prices ranged from $5.83 to $15.98 with an average remaining contractual life of 4.7 years and a weighted average exercise price of $10.15.

During 2000, the option plan for officers and directors expired. Shares reserved for issuance of common stock under all the option plans is equal to the amount of options outstanding at the end of the year or 112,438.

NOTE N – RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS OR ADVANCES

Dividends are paid by the Corporation from its assets which are mainly provided by dividends from the Bank. However, certain restrictions exist regarding the ability of the Bank to transfer funds to the Corporation in the form of cash dividends, loans or advances. The approval of the Comptroller of the Currency is required to pay dividends in excess of the Bank's earnings retained in the current year plus retained net profits for the preceding two years. As of December 31, 2001, the Bank had retained earnings of approximately $15,413,000 of which approximately $4,184,553 was available for distribution to the Corporation as dividends without prior regulatory approval.

Under Federal Reserve regulation, the Bank is also limited to the amount it may loan to the Corporation, unless such loans are collateralized by specified obligations. At December 31, 2001, the amount available for transfer from the Bank to the Corporation in the form of loans is limited to 10% of the Bank's capital stock and surplus.

NOTE O – COMMITMENTS AND CONTINGENCIES

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Bank is party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These instruments include commitments to extend credit and unused lines of credit, and expose the Bank to credit risk in excess of the amounts recognized in the balance sheets.

The contractual amounts of commitments to extend credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless. The Bank uses the same credit policies in making off-balance-sheet commitments and conditional obligations as it does for on-balance-sheet instruments. Management believes that the Bank controls the credit risk of these financial instruments through credit approvals, credit limits, monitoring procedures and the receipt of collateral as deemed necessary. Total credit exposures at December 31, 2001 and 2000 related to these items are summarized below:

	2001	2000
	Contract Amount	Contract Amount
Loan commitments:		
Approved mortgage and equity loan commitments	$ 5,479,000	$ 3,314,000
Unadvanced portion of construction loans	4,458,000	2,641,000
Unadvanced portion of:		
Commercial lines of credit	7,006,000	4,641,000
Home equity lines of credit	24,536,000	17,404,000
Overdraft protection	579,000	558,000
Credit Cards	1,329,000	1,627,000
Floor plans	633,000	1,103,000
Standby letters of credit	50,000	50,000
	$ 44,070,000	$ 31,338,000

Loan commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held is primarily residential property. Interest rates on the above are primarily variable. Standby letters of credit are written commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. These financial instruments are recorded in the financial statements when they become payable.

LEGAL PROCEEDINGS

The Corporation is involved in various legal proceedings which arose during the course of business and are pending against the Corporation. Management believes the ultimate resolution of these actions and the liability, if any, resulting from such actions will not materially affect the financial condition or results of operations of the Corporation.

NOTE P – RELATED PARTY TRANSACTIONS

For the years ended December 31, 2001 and 2000, the Bank paid approximately $228,000 and $157,000, respectively, for insurance and legal fees, to companies, the principals of which are Directors of the Corporation.

NOTE Q – REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001 that the Bank meets all capital adequacy requirements to which it is subject.

Tier 1 capital consists of common shareholders' equity, noncumulative and cumulative perpetual preferred stock, and minority interests less goodwill. Total capital includes the allowance for loan losses (up to a certain amount), perpetual preferred stock (not included in Tier 1), hybrid capital instruments, term subordinated debt and intermediate-term preferred stock. Risk adjusted assets are assets adjusted for categories of on and off-balance sheet credit risk.

As of December 31, 2001 the most recent notification from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There were no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios compared to required regulatory amounts and ratios are presented below:

	Actual		Minimum Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Purposes	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total Capital to Risk Weighted Assets	**$ 19,082,396**	**11.18%**	**$ 13,654,666**	**8%**	**$ 17,068,333**	**10%**
Tier I Capital to Risk Weighted Assets	**18,124,665**	**10.62**	**6,826,616**	**4**	**10,239,924**	**6**
Tier I Capital to Average Assets	**18,124,665**	**6.85**	**10,583,746**	**4**	**13,229,682**	**5**
As of December 31, 2000:						
Total Capital to Risk Weighted Assets	$ 17,856,442	10.71%	$ 13,338,145	8%	$ 16,672,682	10%
Tier I Capital to Risk Weighted Assets	16,884,551	10.13	6,667,147	4	10,000,721	6
Tier I Capital to Average Assets	16,884,551	6.37	10,602,544	4	13,253,180	5

The Corporation is also considered to be well capitalized under the regulatory framework specified by the Federal Reserve. Actual and required ratios are not substantially different from those shown above.

NOTE R – FAIR VALUE OF FINANCIAL INSTRUMENTS AND INTEREST RATE RISK

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value of other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

Management uses its best judgement in estimating the fair value of the Corporation's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the Corporation could have realized in a sales transaction at either December 31, 2001 or 2000. The estimated fair value amounts for 2001 and 2000 have been measured as of their respective year-ends, and have not been reevaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

The information presented should not be interpreted as an estimate of the fair value of the entire Corporation since a fair value calculation is only required for a limited portion of the Corporation's assets and liabilities. Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimate, comparisons between the Corporation's disclosures and those of other companies or banks may not be meaningful.

The fair value of the Federal Home Loan Bank stock and Federal Reserve Bank stock is estimated to equal the carrying value, due to the historical experience that these stocks are redeemed at par.

The fair value of securities is based on quoted market prices or dealer quotes, if available, or if not available, on dealer quotes for similar instruments.

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as residential mortgages, commercial mortgages, construction mortgages, commercial, installment and other loans. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

Fixed rate loans were priced using the discounted cash flow method. The fair value was determined using a discount rate equivalent to the prevailing market interest rate for similar loans.

Variable rate loans were valued at carrying value due to the frequent repricing characteristics of the portfolio. The remaining portfolio, such as collateral, home equity lines and overdraft protection loans were valued at carrying value due to the frequent repricing characteristics of the portfolios. The fair value of fees associated with off-balance-sheet lending commitments is based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter parties' credit standings.

Nonperforming loans were valued using either the discounted cash flow method or collateral value, if collateral dependent. Discounted cash flows were determined using a discount rate commensurate with the anticipated risks and repayment period.

The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings, and money market accounts, is equal to the amount payable on demand at the reporting date. The fair value of certificates of deposit and other borrowings is based on the discounted value of contractual cash flows that applies interest rates currently offered or that would be paid for deposits or borrowings of similar remaining maturities to a schedule of aggregate expected maturities.

Cash and due from banks, federal funds sold, interest income receivable, and short-term borrowings are short-term, and therefore, book value is a reasonable estimate of fair value.

NOTE R – FAIR VALUE OF FINANCIAL INSTRUMENTS AND INTEREST RATE RISK (Continued)

The recorded book balances and estimated fair values of the Corporation's financial instruments at December 31, 2001 and 2000 are as follows:

	2001		2000	
	Book Value	Estimated Fair Value	Book Value	Estimated Fair Value
Financial Assets:				
Cash and due from banks	**$ 8,103,221**	**$ 8,103,221**	$ 10,897,885	$ 10,897,885
Available for sale securities	**61,860,648**	**61,860,648**	48,365,828	48,365,828
Held to maturity securities	**308,364**	**319,172**	982,723	988,944
Federal Home Loan Bank stock	**2,389,800**	**2,389,800**	2,389,800	2,389,800
Federal Reserve Bank stock	**81,850**	**81,850**	81,850	81,850
Loans, net	**185,733,655**	**192,205,615**	191,427,588	189,106,709
Accrued interest receivable	**1,309,246**	**1,309,246**	1,815,364	1,815,364
Financial Liabilities:				
Savings deposits	**42,304,004**	**42,304,004**	40,827,383	40,827,383
Money market and demand deposits	**92,264,956**	**92,264,956**	81,334,238	81,334,238
Time certificates of deposit	**104,004,866**	**105,375,437**	95,117,735	95,096,234
Federal Home Loan Bank Advances	**12,000,000**	**11,981,393**	28,000,000	28,000,000
Collateralized borrowings	**—**	**—**	973,986	973,986

Loan commitments on which the committed interest rate is less than the current market rate are insignificant at December 31, 2001 and 2000.

The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Bank's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Bank's overall interest rate risk.

NOTE S – OTHER COMPREHENSIVE INCOME

Other comprehensive income, which is comprised solely of the change in unrealized gains and losses on available for sale securities, is as follows:

	2001		
	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Unrealized holding gains arising during the period	**$ 157,847**	**$ (42,900)**	**$ 114,947**
Less: reclassification adjustment for gains recognized in net income	**(148,090)**	**40,248**	**(107,842)**
Unrealized holding gain on available for sale securities, net of taxes	**$ 9,757**	**$ (2,652)**	**$ 7,105**

	2000		
	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Unrealized holding losses arising during the period	$ 1,083,679	$ (429,156)	$ 654,523
Less: reclassification adjustment for gains recognized in net income	—	—	—
Unrealized holding loss on available for sale securities, net of taxes	$ 1,083,679	$ (429,156)	$ 654,523

NOTE T – FIRST LITCHFIELD FINANCIAL CORPORATION PARENT COMPANY ONLY FINANCIAL INFORMATION

FIRST LITCHFIELD FINANCIAL CORPORATION
CONDENSED BALANCE SHEETS

	Years Ended December 31, 2001	2000
Assets		
Cash and due from banks	$ 281,707	$ 179,729
Investment in The First National Bank of Litchfield	18,139,979	16,892,760
Other assets	20,472	106,316
Total Assets	$ 18,442,158	$ 17,178,805
Liabilities and Shareholders' Equity		
Liabilities:		
Other liabilities	$ 166,976	$ 159,046
Total Liabilities	166,976	159,046
Shareholders' equity	18,275,182	17,019,759
Total Liabilities and Shareholders' Equity	$ 18,442,158	$ 17,178,805

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31, 2001	2000
Dividends from subsidiary	$ 695,000	$ 505,000
Other expenses, net	60,344	49,988
Income before taxes and equity in earnings of subsidiary	634,656	455,012
Income tax benefit	(20,472)	(16,831)
Income before equity in undistributed earnings of subsidiary	655,128	471,843
Equity in undistributed earnings of subsidiary	1,240,114	1,330,800
Net income	$ 1,895,242	$ 1,802,643

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2001	2000
Cash flows from operating activities:		
Net Income	$ 1,895,242	$ 1,802,643
Adjustments to reconcile net income to cash provided by operating activities:		
Equity in undistributed earnings of subsidiary	(1,240,114)	(1,330,800)
Other, net	85,844	(15,022)
Cash provided by operating activities	740,972	456,821
Cash flows from financing activities:		
Stock options exercised	—	162,284
Distribution in cash for fractional shares of common stock	(2,808)	(2,125)
Dividends paid on common stock	(636,186)	(602,973)
Cash used by financing activities	(638,994)	(442,814)
Net increase (decrease) in cash and cash equivalents	101,978	14,007
Cash and cash equivalents at the beginning of the year	179,729	165,722
Cash and cash equivalents at the end of the year	$ 281,707	$ 179,729

CORPORATE HEADQUARTERS
13 North Street, Litchfield, Connecticut 06759

SHAREHOLDER RELATIONS
Carroll A. Pereira, Senior Vice President

APPROXIMATE MARKET VALUE OF COMMON STOCK
The Company's Common Stock is traded on the Over the Counter ("OTC") Bulletin Board under the symbol FLFL. As of March 13, 2002, there were 1,669,759 shares issued and outstanding, which were held by approximately 431 shareholders.

The following information, provided by Fahnestock and Co., sets forth transactions in the Company's Common Stock of each quarter of the two most recently completed fiscal years:

2000	High	Low
First Quarter	$ 18.00	$ 16.00
Second Quarter	15.25	13.00
Third Quarter	11.75	11.25
Fourth Quarter	11.13	9.50

2001	**High**	**Low**
First Quarter	**$ 12.00**	**$ 10.50**
Second Quarter	**12.13**	**12.00**
Third Quarter	**12.38**	**12.06**
Fourth Quarter	**12.50**	**12.15**

DIVIDEND PAYMENT SCHEDULE
Dividends on the Company's Common Stock are historically declared, and paid in January, April, July and October.

FORM 10-KSB
The Company's Annual Report to the Securities and Exchange Commission on Form 10-KSB provides additional details about the Company's business as well as other financial information not included in this Annual Report. **To receive a copy of the Annual Report on Form 10-KSB, please call (860) 567-8752, e-mail at www.fnbl.com or write to the Shareholder Relations Department of the Company at the address above and a copy will be provided to you without cost.**

SHAREHOLDER INQUIRIES, TRANSFER AND DIVIDEND PROCESSING AGENT
Registrar and Transfer Company
Cranford, New Jersey, 07016-3572
800-368-5948

The Registrar and Transfer Company maintains a telephone response center to service shareholder accounts. Registered owners of the Company shares may call the center at 800-368-5948 between the hours of 9:00 a.m. and 6:00 p.m., Monday through Friday, to inquire about replacement dividend checks, address changes, stock transfers, as well as other account matters.

INFORMATION VIA THE INTERNET
Internet users can access information about the Company including the full text of all periodic and current reports filed with the SEC on the SEC's website located at www.sec.gov.

The FIRST NATIONAL BANK OF LITCHFIELD OFFICERS

Ernest W. Clock
Chairman of the Board

Jerome J. Whalen
President & Chief Executive Officer

Revere H. Ferris
Senior Vice President & Senior Loan Officer

John S. Newton
Senior Vice President & Senior Trust Officer

Carroll A. Pereira
Senior Vice President & Chief Financial Officer

Philip G. Samponaro
Senior Vice President, Chief Administrative Officer & Cashier

Stephen M. Riley, II
Auditor & Compliance Officer

Patricia A. Carlson
Vice President & Trust Officer

Kathleen K. McGarry
Vice President – Washington Depot

Cynthia H. Showalter
Vice President – Goshen

Joelene E. Smith
Vice President – Operations

Arthur W. Stowe
Vice President – Trust & Estate Administrative Officer

Laura R. Szablak
Vice President & Controller

Peter Thomas
Vice President – Commercial Loan Manager

Dawn P. White
Vice President – Marble Dale

Joan T. Chipokas
Assistant Vice President – Torrington Fair

Cheryl J. Federico
Assistant Vice President & Loan Officer

Deann M. Foehrenbach
Assistant Vice President – Litchfield

Donald F. Hunt, Sr.
Assistant Vice President & Mortgage Officer

Linda L. Stanley
Assistant Vice President – Roxbury

Donald W. Starke
Assistant Vice President
INVEST – Mutual Fund Sales

Pamela P. Wray
Assistant Vice President & Trust Officer

Coral W. Ozerhoski
Trust Officer

Theresa F. Richards
Loan Operations Officer

Mari C. Acton
Banking Officer – Washington Depot

Lauren D. Barstow
Banking Officer - Goshen

Lynn M. Cossette
Banking Officer – Litchfield

Rene F. McGovern
Commercial Loan Officer

Dana E. DiBrino
Trust Administrator

FIRST LITCHFIELD FINANCIAL CORPORATION and The FIRST NATIONAL BANK OF LITCHFIELD

DIRECTORS

Clayton L. Blick
Partner in the Law Firm of Cramer & Anderson

Ernest W. Clock
Chairman of the Board of F. North Clark Insurance Agency

John H. Field
Retired. Served as Executive Vice President of Union Carbide Corporation

Bernice D. Fuessenich
Realtor and an owner of the Fuessenich Agency

Perley H. Grimes, Jr.
Partner in the Law Firm of Cramer & Anderson

Thomas A. Kendall
Self employed investor

George M. Madsen
Retired. Formerly served as President of Roxbury Associates, Inc.

Alan B. Magary
Retired. Formerly served as principal of Magary Consulting Services

Charles E. Orr
President of New Milford Volkswagen, Inc.

William J. Sweetman
President and owner of Dwan & Co., Inc.

H. Ray Underwood
Secretary and Treasurer of Underwood Services, Inc.

Patricia D. Werner
Head of the Washington Montessori Association, Inc.

Jerome J. Whalen
President of the Corporation and the Bank

Donald K. Peck
Director Emeritus

OFFICERS

Jerome J. Whalen
President & Chief Executive Officer

Carroll A. Pereira
Treasurer

Philip G. Samponaro
Secretary

The FIRST NATIONAL BANK OF LITCHFIELD ADVISORY COMMITTEES

LITCHFIELD MORRIS

John Acerbi
Paul D. Aziz
Parker Boylan
Ronald Canciani
Robert Clark
William Deacon
Louis G. Donne, Jr.
Mary Fabbri
Peter R. L. Faber
John Fahey, Jr.
Peter Koutroumanis
Michael Rybak
Richard P. Skilton
Jane Tedder
Alan G. Towne
Robert J. VanWyck

WASHINGTON MARBLE DALE ROXBURY

Percy R. Allmand
Mark R. Averill
Ann M. Burton
Alan Chapin
Thomas W. Farmen
Reverend Robert L. Ficks, III
Susan G. Graham
Harold D. Hansen
Barbara Henry
Judith Hopkins
Stewart Klein
David Miles
Reverend David Peters
Susan Schoon
Joanna Seitz
Stephen Solley

GOSHEN CORNWALL

Dr. John Barrett
John F. Boyd
J. Dave Garvey
N. Terry Hall
Louise Houk
Robert S. Ives
Edward Kenniston
Johanna B. Kimball
Martin Marola
J. Christopher Nichols
Donald E. Pardon

TORRINGTON

Jack Baer
Dino Casali
David Dean
David Finn
Dr. Jedd Levine
Bill Taylor
Ray Turri



MAIN OFFICE

13 North Street

Litchfield

Connecticut

06759

Phone: 860-567-8752

WWW.FNBL.COM

OFFICES

Routes 4 & 63
Goshen
Connecticut
860-491-4001

Route 67
Roxbury
Connecticut
860-350-3199

990 Torringford Street
Torrington
Connecticut
860-489-0007

Route 202
Marble Dale
Connecticut
860-868-7337

Bryan Plaza
Washington Depot
Connecticut
860-868-7386

Trust Department
40 West Street
Litchfield, Connecticut
860-567-6411





FIRST

LITCHFIELD

FINANCIAL

CORPORATION

AND ITS SUBSIDIARY

THE FIRST

NATIONAL

BANK OF

LITCHFIELD

13 NORTH STREET

LITCHFIELD

CONNECTICUT